SUB-ITEM 77(H)
CHANGES IN CONTROL OF REGISTRANT

During the month of May 2011, the percentage of shares of the Dividend Plus+ Income Fund’s (the "Fund") outstanding Institutional Shares registered to KJH Holdings, Co., Inc. fell to 24.95% of the Fund’s Institutional Shares and thus no longer controlled the Fund as of that date.